Outlook

Fw: Wefunder link for investing in CareNgen for investments less than $50K

From [redacted]
Date Sun 1/25/2026 4:56 PM
To [redacted]

Hi [redacted] thank you for taking time last week to cone and learn more about CareNgen. We are so grateful for our friends and family who support us. If you have more questions, please let me know and we can schedule a call to go over them.

I am attaching the link to our Wefunder page where you can make your investment if it is under $50k. How it works is you make your investment, and the amount comes out of your account and is held in Wefunder until we raise the $1M through a combination of Wefunder investments and SAFEs. When we close the Wefunder your money converts to an investment and you will get documentation of your investment.

https://wefunder.com/carengen

Sincerely,

[redacted]

CARENGEN
SENIOR CARE PLANNING SIMPLIFIED

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